

MAIL STOP 3561

December 7, 2006

Mr. Roger Stone
Chairman and Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Suite 480
Northfield, IL 60093

> **Re: Stone Arcade Acquisition Corporation ("Stone Arcade" or "Company")**
> **Amendment No. 2 to Proxy Statement on Schedule 14A**
> **Filed November 7, 2006**
> **File No. 000-51444**

Dear Mr. Stone,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stone Insider Stock Ownership, page 9

1. We note that you have changed your discussion of the insider warrant purchases to describe them as a "limit" order as opposed to a "discretionary" order. Please clarify the difference and the purpose of this change.

Summary of the Proxy Statement, page 7

2.   We note the disclosure on page 7 that "approximately $3,000,000 will be used to pay transaction expenses and a finance fee." Please describe the expenses and fee in more detail, including the nature of the transaction expenses and finance fee and the name of the person that is receiving the finance fee. Also separate the amount of the expenses and the fee.

3.   We note the disclosure on page 7 that $1,200,000 will be paid to Morgan Joseph and Co. as an investment banking fee. Please describe the investment banking fee in more detail and whether it is in connection with Stone's IPO. Also reconcile this disclosure with the statement in Stone Arcade's amended 8-K filed on November 28, 2006, in which the company discloses that Morgan Joseph & Co. will receive an advisory fee in the amount of $1.2 million in connection with the solicitation of proxies.

Proposal I The Acquisition Proposal, page 37

4.   Your response to our prior comment two from our November 22, 2006 letter indicates that following IP's announcement of its divestiture plan, Mr. Stone noted the announcement "in passing and expressed interest in receiving confidential information once such information was available …" Please confirm whether this discussion took place prior to the effectiveness of Stone Arcade's Form S-1 and, if so, reconcile this discussion to the company's disclosures.

5.   On page 42 you have changed language to indicate that the publicly traded company analysis "may not be a complete list" whereas previously you used the more definitive "is not a complete list." Please explain the reason behind this revision and, if the company has knowledge that it did not use a complete list, revise to so indicate.

6.   We note your disclosure on page 42 that Morgan Joseph screened companies, in part, based on their size. Please elaborate on this statement; for example, does this mean that you only looked at companies with greater than $ 3 billion in market value? How did management, particularly in light of the fixed costs associated with your industry, determine that these firms are comparable to your business?

Management's Discussion and Analysis of Financial Condition and Results of Operations of Stone, page 86

7.   In the first paragraph under "Liquidity and Capital Resources" you present an estimate of the costs of completing the business combination "exclusive of any investment banking and financing fees." Please revise to include an estimate and discussion of these fees in this paragraph.

8.   Please clarify your discussion of your current liabilities under "Liquidity and Capital Resources" to indicate the names and dollar amounts of any creditors who have not waived their claims against the trust account and indicate if management will indemnify the company against these claims.

Stone Arcade Acquisition Corporation Audited Financial Statements

General

9.   We reviewed your response to our prior comment 10. Your clarified agreement continues to provide a net cash settlement option for the UPO via Section 5.3 – Damages. Please revise your financial statements to classify the UPO as a liability upon issuance and marked to market each period or revise your agreement to provide for equity classification at the date of issuance.

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-15

10.   We reviewed your response to our prior comment 12. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to include disclosure related to the exercise of the UPO, consistent with Section 2.1.1 of your clarified UPO agreement. Revise your interim financial statements accordingly.

Kraft Papers Business Interim Financial Statements for the Three and Nine Months ended September 30, 2006 and 2005

General

11.   We reviewed your response to our prior comments 13 and 14; however, your response does not provide a persuasive argument to support your accounting treatment to exclude the impairment from the historical pre-acquisition interim financial statements. We note an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds it fair value. Consistent with paragraph 22 of SFAS 144, the fair value is the amount at which that asset could be bought or sold in a current transaction between willing parties (which appears to be the case here). Please advise and revise accordingly.

12.   In addition to our comment above, please provide us with a copy of your undiscounted cash flow analysis, and related assumptions, supporting your position as presented in your response to our prior comment 13.

Other Regulatory

13.   In connection with our comments above and your response to comments in our letter dated November 22, 2006, please revise your other Exchange Act reports to comply and file your amended restated warrant clarification agreement.

Form 8-K, filed June 27, 2006

14.   We note that the company has responded to our prior comment 18 by filing an amended Form 8-K on November 27, 2006 to include, among other things, "a reference to where the reader could find a description of the direct or indirect interest of Stone's officers and directors and Morgan Joseph & Co., Inc., ("Morgan Joseph") … Such reference was included on page 2 of the investor presentation and reads as follows …" While we do not object to the efforts you have taken to otherwise respond to this comment, we believe your description in your Form 8-K is incomplete because this legend was not, in fact, included in your initial Form 8-K whereas your discussion is ambiguous in this point and, you have not clarified that Rule 14a-12 requires this disclosure. In addition, it appears that the legend required under Rule 14a-12(a)(1)(ii) was not included in the initial filing. Please revise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Fran Stoller
        Fax # 212-214-0706